Exhibit 99.1

510 Burrard St, 3rd Floor
Date: August 15, 2019	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURORA CANNABIS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	September 10, 2019
Record Date for Voting (if applicable) :	September 10, 2019
Beneficial Ownership Determination Date :	September 10, 2019
Meeting Date :	November 08, 2019
Meeting Location (if available) :	Edmonton, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05156X108	CA05156X1087

Sincerely,

Computershare
Agent for AURORA CANNABIS INC.